EXHIBIT 99.1

Re:       Board Composition

Ramat Gan, Israel – January 16, 2019 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company’s Board of Directors announced today that effective immediately, Mr. Ami Barlev will emd his tenure as Chairman of the Board and director.

Mr. Barlev was appointed as Chief Executive Officer of B Communications Ltd. (“Bcom”) today and will continue to serve as a director of Bcom. Bcom is the Company’s subsidiary.

In addition, the Company announced that Mr. Doron Turgeman will serve as CEO of the Company and will end his tenure as CEO of Bcom.

Mr. Doron Turgeman said: “The results and circumstances regarding the recently published results of the company’s auction to sell Bcom shares have led me to decide to focus on the challenges facing Internet Gold together with ending my tenure as CEO of Bcom. At the same time, the company thanks the outgoing chairman of the Board, Ami Barlev, for his tenure and his significant contribution to the Company’s activities and wishes him success in his position as CEO of Bcom, which is the most important asset of the company. I am confident that Ami will lead Bcom successfully forward”.

Ami Barlev added: “I appreciate the great opportunity that I was given to lead the Board during the past challenging year. I would like to thank the Board and management for placing their trust and confidence in my abilities. The company’s Board members are highly qualified and we have faced many challenges together. I would like to also thank the CEO of the company, Doron Turgeman, for his service during the many years we worked together. Doron has always demonstrated integrity and professionalism at the highest level and is uniquely qualified to continue to lead the company”.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.